UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEPPER ACQUISITION CORP.

ORACLE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

712713106

(Cusip Number of Class of Securities)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,065,695,056	$409,815

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 316,605,941 (number of shares of common stock of subject company outstanding as of May 27, 2003 (according to the Agreement and Plan of Merger, dated June 1, 2003, by and among subject company, J.D. Edwards & Company and Jersey Acquisition Corporation, filed with the J.D. Edwards & Company Form 8-K filed on June 3, 2003, with the Securities and Exchange Commission) by $16.00 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation. The filing fee was previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$409,815	Filing Party:	Oracle Corporation
Form or Registration No.:	SC TO-T	Date Filed:	June 9, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on June 9, 2002 by Oracle Corporation, a Delaware corporation (“Parent”), and Pepper Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of PeopleSoft, Inc., a Delaware corporation (the “Company”), at $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

On June 12, 2003, J.D. Edwards & Company filed a Complaint and Jury Demand in the District Court for the City and County of Denver, Colorado against Parent and Purchaser. The Complaint and Jury Demand alleges that the defendants have committed intentional interference with contract, intentional interference with the prospective business relations of J.D. Edwards, and intentional interference with the prospective business relations of PeopleSoft by virtue of commencing this tender offer. The Complaint and Jury Demand seeks compensatory and punitive damages. A copy of the Complaint and Jury Demand is filed herewith as Exhibit (a)(5)(vii).

On June 12, 2003, J.D. Edwards & Company filed a Complaint in the Superior Court of the State of California, County of San Mateo against Parent, Purchaser, Lawrence J. Ellison and Charles Phillips. The Complaint alleges that the defendants have engaged in unfair competition, intentional interference with prospective economic advantage, and negligent interference with prospective economic advantage by virtue of commencing this tender offer. The Complaint seeks compensatory damages, restitution, and an injunction to enjoin the defendants from proceeding with this tender offer. A copy of the Complaint is filed herewith as Exhibit (a)(5)(viii).

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.

(b)(1)	Commitment letter described in Section 9, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).*

(b)(2)	Side Letter to the Commitment Letter.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2003

ORACLE CORPORATION
By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	Executive Vice President

PEPPER ACQUISITION CORP.

By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.

(b)(1)	Commitment letter described in Section 9, “Source and Amount of Funds” of the Offer to Purchase.*

(b)(2)	Side Letter to the Commitment Letter.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed